                                                                    EXHIBIT 99.2

                                                     December 28, 2000

Mr. Carl A. Lombardi, Chairman and Chief Executive Officer and Members of the Board of Directors of Spacelabs Medical, Inc.
Spacelabs Medical, Inc.
15220 N.E. 40th Street
P.O. Box 97013
Redmond, WA 98073-9713

Dear Mr. Lombardi and Members of the Board of Directors:

We are writing to you on behalf of our clients, who are shareholders of Spacelabs Medical, Inc. ("Spacelabs" or the "Company"). Tweedy, Browne Company LLC is a registered investment advisor and, as such, we exercise investment discretion and/or voting authority for our clients , who currently own 1,323,963 shares of Common Stock of Spacelabs, Par Value $0.01 per share (the "Common Stock"). These shareholdings represent an aggregate of 13.0% of the Company's Common Stock outstanding.

It should come as no surprise to you that we are concerned about both the continuing inadequate profitability and the marked deterioration in the financial strength of the Company. Shown below is a snapshot of Spacelabs' financial performance since becoming a separately traded company in 1992.

                                 Net Debt         Tangible         Stated     Return on Beginning
   Year             EPS        (Cash)/share          BV              BV          Stated Equity
   ----             ---        ------------          --              --          -------------
9 mos. 2000     $  (0.64)       $   7.45          $ 14.72         $ 16.93           Negative
      1999          1.04            7.13            15.68           17.91             6.1%
      1998          0.29            7.12            14.44           17.08             1.7%
      1997         (2.13)           5.27            14.49           17.42           Negative
      1996          0.25           (1.81)           19.25           19.97             1.3%
      1995          1.77           (3.56)           18.77           19.39            10.1%
      1994          1.68           (3.53)           16.89           17.58            10.5%
      1993          1.71           (4.00)           15.26           15.98            11.8%
      1992          1.57           (2.23)           13.68           14.47

       Annualized growth in book value: 0.9%      2.0%

As the above schedule shows, stated book value has grown from $14.47 per share to $16.93 per share, or a rate of 2% compounded annually, since 1992. The Company did not pay a dividend, so all earnings were reinvested in the business. During this same period, the Company went from a net cash position of $2.23 per share to a net debt position of $7.45 per share. This 2% annual growth rate appears to significantly overstate the gain in the intrinsic value of the business. In 1992, the Company reported operating income of $31 million or $2.79 per share which, if capitalized at 10 times and adjusted for net cash, works out to a valuation of $30.13 per share ($2.79 x 10 = $27.90 + 2.23 = $30.13). The trend in operating income has been downward since then and the Company is now reporting operating losses. Clearly, with the benefit of hindsight, shareholders would have been better off if the business had been sold in 1992 and the proceeds invested in municipal bonds.

Over long periods of time, poor financial performance not only translates into unsatisfactory returns for the owners of the business but also undermines the competitive position of the Company. Listening to Spacelabs' quarterly conference calls, we have been struck by the number of other shareholders that regularly question the company's basic ability to compete against larger, better financed and more profitable firms in the medical equipment field. Despite assertions to the contrary, we suspect the company is losing ground to the competition.

We have no reason to believe that present management hasn't worked diligently to improve the profitability of the Company. We wish to thank you and your fellow Board Members for grappling with the significant decline in profitability that Spacelabs has experienced, particularly over the last few years. We know that service as a Director is always more enjoyable when a company's profits are rising rather than declining, and we appreciate your commitment.

We are encouraged by the Company's announcement that it has retained UBS Warburg LLC to explore all strategic alternatives to maximize shareholder value. We note, however, that the Company has had no comment on the public announcement by Cardiac Science, Inc. of a proposal to acquire Spacelabs for $15 per share or more. In light of the Company's financial record, we would like to encourage you to meet with the management of Cardiac Science in order to discuss their proposal. After weighing all the facts, we have concluded that a sale of the Company would be in the best interest of all concerned, shareholders, employees, and customers alike. We urge you to evaluate all possible purchasers as well as Cardiac Science.

                                   Very truly yours,

                                   TWEEDY, BROWNE COMPANY LLC


                                   By:  /s/ John D. Spears
                                       --------------------
                                       John D. Spears
                                       Member

cc: Raymond W. Cohen, President and Chief Executive Officer
    Cardiac Science, Inc.

                                    Percentage              13F
      Large Shareholders:           Ownership           Filing Date
      -------------------           ---------           -----------
      Heartland Advisors             12.58%                 9/00
      Dimensional Fund                8.22%                 9/00
      Mellon Financial                7.13%                 2/00*
      Wellington Management           5.93%                 9/00
      TWC Group Inc.                  5.58%                 9/00
      Benson Associates               4.00%                 9/00
      Royce Associates                3.73%                 9/00
      David J. Greene                 3.51%                 9/00

                                                           *Proxy